Cohen & Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial:	(212) 232-8323
Fax:	(212) 937-3870

January 20, 2009

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:	Russell Mancuso, Branch Chief

RE:	REMARK ENTERPRISES, INC.
Registration Statement on Form 10-SB, Amendment No. 1, Filed December 3, 2008
File No. 000-53514

Ladies and Gentlemen:

On behalf of REMARK ENTERPRISES, INC. (“REMARK”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated January 7, 2009, regarding REMARK’s registration statement on Form 10-SB, Amendment No. 1, dated December 29, 2008.  Amendment No. 2 to the registration statement (Form 10) was transmitted via EDGAR today, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1.
We note your response to prior comment 1. While you have removed the “SB” designation from the facing page of your document, it continues to appear that your are attempting to use the disclosure requirements of Form 10-SB.  For example, we note that the disclosure in your Items does not correspond with Form 10 and you’re your filing does not include the information required by Item 407(a) of Regulation S-K.  We also note the continued use of “small business issuers” language on the facing page. Therefore, we reissue prior comment 1.

The registration statement has been amended accordingly.  It seems as we misapplied the rules with respect to the elimination and transition from the SB forms.

We would very much appreciate your prompt review of Amendment No. 2 and our responses to your comment letter.  If you have any comment or questions about the foregoing, please contact me at (212) 232-8323.  I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Lawrence Rothberg
President and Director
REMARK ENTERPRISES, INC.
1 Linden Place, Suite 207
Great Neck, New York 11021